# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evolent Health, Inc., CIK 0001628908
CUSIP: 30050B101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1812 N. MOORE ST, SUITE 1705, ARLINGTON, Virginia (VA), 22209
Date of event which requires filing of this statement: 09/09/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-25-014793
Filed by CIK 0001982325

## Reporting persons
- Rubicon Fund II LP: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,947,404; sole dispositive power 0; shared dispositive power 4,947,404; aggregate amount beneficially owned 4,947,404 (4.38% of the class)
  Comment: As of the date hereof, Rubicon Fund II LP has ceased to be the beneficial owner of more than five percent of the class of securities.
- Rubicon Fund II PF LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 693,719; sole dispositive power 0; shared dispositive power 693,719; aggregate amount beneficially owned 693,719 (0.61% of the class)
  Comment: As of the date hereof, Rubicon Fund II PF LP has ceased to be the beneficial owner of more than five percent of the class of securities.
- Rubicon OP GP II LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,641,123; sole dispositive power 0; shared dispositive power 5,641,123; aggregate amount beneficially owned 5,641,123 (4.99% of the class)
  Comment: As of the date hereof, Rubicon OP GP II LP has ceased to be the beneficial owner of more than five percent of the class of securities.
- Rubicon OP GP II LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,641,123; sole dispositive power 0; shared dispositive power 5,641,123; aggregate amount beneficially owned 5,641,123 (4.99% of the class)
  Comment: As of the date hereof, Rubicon OP GP II LLC has ceased to be the beneficial owner of more than five percent of the class of securities.
- Rubicon Founders LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,641,123; sole dispositive power 0; shared dispositive power 5,641,123; aggregate amount beneficially owned 5,641,123 (4.99% of the class)
  Comment: As of the date hereof, Rubicon Founders LLC has ceased to be the beneficial owner of more than five percent of the class of securities.
- Boehler Adam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,641,123; sole dispositive power 0; shared dispositive power 5,641,123; aggregate amount beneficially owned 5,641,123 (4.99% of the class)
  Comment: As of the date hereof, Adam Boehler has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 1. Issuer
Name of issuer: Evolent Health, Inc.
Address of issuer's principal executive offices: 1812 N. MOORE ST, SUITE 1705, ARLINGTON, VA, 22209

## Item 2. Person Filing
Name of person filing: Rubicon Fund II LP, a Delaware limited partnership, Rubicon Fund II PF LP, a Delaware limited partnership, Rubicon OP GP II LP, a Delaware limited partnership, Rubicon OP GP II LLC, a Delaware limited liability company, Rubicon Founders LLC, a Delaware limited liability company and Adam Boehler
Address of principal business office or, if none, residence: 1316 Adams St., Suite 400, Nashville, TN 37208
Citizenship: The Reporting Persons (other than Mr. Boehler) are organized under the laws of the state of Delaware. Mr. Boehler is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A, Joint Filing Agreement

## Signatures
- Rubicon Fund II LP: /s/ Cory Reno, Cory Reno/General Counsel (11/13/2026)
- Rubicon Fund II PF LP: /s/ Cory Reno, Cory Reno/General Counsel (11/13/2026)
- Rubicon OP GP II LP: /s/ Cory Reno, Cory Reno/General Counsel (11/13/2026)
- Rubicon OP GP II LLC: /s/ Cory Reno, Cory Reno/General Counsel (11/13/2026)
- Rubicon Founders LLC: /s/ Cory Reno, Cory Reno/General Counsel (11/13/2026)
- Boehler Adam: /s/ Adam Boehler, Adam Boehler (11/13/2026)